EXHIBIT A


                       GIVEN IMAGING ANNOUNCES STRUCTURED
                           TRADING PLAN FOR PRESIDENT

Yoqneam, Israel. (August 6, 2002) - Given Imaging Ltd. (NASDAQ: GIVN) announced today that Dr. Gavriel Meron, President and Chief Executive Officer, has entered into a structured trading plan under SEC Rule 10b5-1 to sell up to an aggregate of 104,000 ordinary shares of Given Imaging. Sales under the plan will take place on a weekly basis for a period of up to approximately one year, subject to minimum share prices during that period.

Dr. Meron founded Given Imaging in January 1998 and since the commencement of his employment over four years ago, he has not sold any shares in the company. Proceeds from sales will be used to repay a $200,000 loan received by Dr. Meron from the company in 2001 upon receipt of clearance from the FDA for the Given System, and to enable him to diversify his holdings. The shares that may be sold under the plan represent less than 15% of Dr. Meron's total shares and vested and unvested options in the company.

Rule 10b5-1 allows corporate insiders to establish prearranged written plans to buy or sell a specified number of shares of company stock over a predetermined period of time. Insiders may adopt such plans when they are not in possession of material nonpublic information in order to diversify their investment portfolio while minimizing the market effect of stock sales or purchases by spreading them out over an extended period of time and to avoid concerns about initiating stock transactions while in possession of material nonpublic information. The Board of Directors of Given Imaging has adopted guidelines permitting officers of the company to enter into such plans.

About Given Imaging

Given Imaging produces and markets the Given Diagnostic System, which features the M2A(R) Capsule Endoscope, a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a

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capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test can be conducted while a patient continues normal daily activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. The system is currently being marketed in more than 40 countries worldwide, including the USA, Canada, Europe, Central and South America and Asia. Thousands of patients suffering from diseases in the small intestine such as Crohn's, celiac disease, unexplained abdominal pain with diarrhea, polyposis, intestinal tumors, iron deficiency anemia and obscure bleeding have already benefited from this innovative technology. For more information, visit www.givenimaging.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.